Exhibit 4.1
AUTOZONE, INC.
$500,000,000 6.500% Senior Notes due 2014
OFFICERS’ CERTIFICATE
PURSUANT TO SECTION 3.2 OF THE INDENTURE
     A. Pursuant to resolutions of the Board of Directors of AutoZone, Inc., a Nevada corporation (the “Company”), adopted on June 21, 2008 (the “Resolutions”), the undersigned, Charlie Pleas, III, Senior Vice President and Controller, and William T. Giles, Executive Vice President and Chief Financial Officer, of the Company certify that pursuant to the Resolutions and Section 3.2 of the Indenture, dated as of August 8, 2003 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as successor in interest to Bank One Trust Company, N.A., as trustee (the “Trustee”), there is hereby established a series of Securities (as that term is defined in the Indenture), the terms and form of which shall be as follows (capitalized terms not defined herein shall have the meanings assigned to them in the Indenture):
          (a) The title of the series of the Securities shall be “6.500% Senior Notes due 2014” (the “2014 Notes”).
          (b) The 2014 Notes shall be issued at a price of 99.991% of the principal amount thereof.
          (c) The aggregate principal amount of the 2014 Notes that may be authenticated and delivered under the Indenture (except for 2014 Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other 2014 Notes pursuant to Sections 3.7, 3.8, 3.11, 4.7 or 10.6 of the Indenture) initially shall be $500,000,000. The Company may, without the consent of the Holders of the 2014 Notes, create and issue additional 2014 Notes ranking equally and ratably with the 2014 Notes and otherwise identical to the 2014 Notes in all respects, except for the payment of interest accruing prior to the issue date of such additional 2014 Notes and, in some cases, the first payment of interest following the issue date of such additional 2014 Notes, so that such further 2014 Notes shall form a single series with the 2014 Notes.
          (d) The principal amount of the 2014 Notes shall be payable in full on January 15, 2014, subject to and in accordance with the provisions of the Indenture.
          (e) The 2014 Notes shall bear interest at the rate of 6.500% per annum (unless such rate is adjusted pursuant to clause (o) hereof) from August 4, 2008, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually on January 15 and July 15 of each year (each an “Interest Payment Date”), commencing on January 15, 2009, until the principal amount of the 2014 Notes has been paid or duly provided for. January 15 and July 15 (whether or not a Business Day), as the case may be, next preceding an Interest Payment Date, shall be a “Regular Record Date” for the interest payable on such Interest Payment Date.
          (f) The principal of and interest on the 2014 Notes shall be payable at the Corporate Trust Office of the Trustee.
          (g) The 2014 Notes will be redeemable, at any time in whole or from time to time in part, at the option of the Company, at a redemption price equal to accrued and unpaid interest on the principal amount being redeemed to the redemption date plus the greater of (i) 100% of the principal amount of such 2014 Notes; and (ii) the sum of the present values of the remaining scheduled payments
Section 3.2 Officers’ Certificate

of principal and interest on such 2014 Notes (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, as determined in good faith by the Company.
     “Adjusted Treasury Rate” means, with respect to any date of redemption, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that date of redemption.
     “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the 2014 Notes to be redeemed that would be used, at the time of selection and under customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 2014 Notes.
     “Comparable Treasury Price” means, with respect to any date of redemption, the average of the Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations.
     “Quotation Agent” means one of the Reference Treasury Dealer appointed by the Company.
     “Reference Treasury Dealer” means each of Banc of America Securities LLC, Citigroup Global Markets Inc., SunTrust Robinson Humphrey, Inc. and their respective successors and any other primary U.S. government securities dealer in New York City the Company shall select (each, a “Primary Treasury Dealer”). If any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.
     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such date of redemption.
          (h) The 2014 Notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000.
          (i) The 2014 Notes shall be issuable in whole or in part in the form of one or more Global Securities. Such Global Securities may be exchanged in whole or in part for individual Securities in definitive form only on the terms and conditions set forth in the Indenture. The initial Depositary for such Global Securities shall be The Depository Trust Company.
          (j) The 2014 Notes shall be denominated in Dollars and the payment of the principal of and interest, if any, on the 2014 Notes shall be in Dollars.
          (k) The 2014 Notes shall be defeasible as provided in Article IX of the Indenture.
          (l) The 2014 Notes shall not be subject to any mandatory sinking fund.
Section 3.2 Officers’ Certificate

          (m) If a Change of Control Triggering Event occurs with respect to the 2014 Notes, unless the Company has exercised its right to redeem the 2014 Notes as described in Section 4.2 of the Indenture and clause (A)(g) of this Officers’ Certificate, Holders of 2014 Notes shall have the right to require the Company to make an offer to each Holder of 2014 Notes to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s 2014 Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the 2014 Notes. In the Change of Control Offer, the Company shall be required to offer payment in cash equal to 101% of the aggregate principal amount of 2014 Notes repurchased, plus accrued and unpaid interest, if any, on the 2014 Notes repurchased to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at the Company’s option, prior to the date of the consummation of any Change of Control, but after the public announcement of the transaction that constitutes or may constitute the Change of Control, the Company shall be required to mail a notice to Holders of 2014 Notes, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase the 2014 Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the 2014 Notes and described in such notice. The notice shall, if mailed prior to the date of the consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date. The Company must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2014 Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the 2014 Notes, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the 2014 Notes by virtue of such conflicts.
     “Capital Stock” means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.
     “Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the Company’s assets and the assets of its Subsidiaries, taken as a whole, to any Person, other than the Company or one of its Subsidiaries, taken as a whole, to any Person, other than the Company or one of its Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Company’s outstanding Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock or the Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Company’s Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person or any direct or indirect parent
Section 3.2 Officers’ Certificate

company of the surviving Person immediately after giving effect to such transaction; (4) the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or (5) the adoption of a plan relating to the Company’s liquidation or dissolution. Notwithstanding the foregoing, a transaction shall not be deemed to involve a Change of Control under clause (2) above if (i) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect Holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the Holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (A) was a member of such Board of Directors on the date the 2014 Notes were issued or (B) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the continuing directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
     “Fitch” means Fitch Inc., and its successors.
     “Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company.
     “Moody’s” means Moody’s Investors Service, Inc., and its successors.
     “Person” has the meaning given thereto in Section 13(d)(3) of the Exchange Act.
     “Rating Agencies” means (A) each of Fitch, Moody’s and S&P; and (B) if any of Fitch, Moody’s or S&P ceases to rate the 2014 Notes or fails to make a rating of the 2014 Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company (as certified by a resolution of the Board of Directors) as a replacement for Fitch, Moody’s or S&P, or all of them, as the case may be.
     “Rating Event” means the rating on the 2014 Notes is lowered by at least two of the three Rating Agencies and the 2014 Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on any day during the period (which period will be extended so long as the rating of the 2014 Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 60 days prior to the first public notice of the occurrence of a Change of Control or the Company’s intention to effect a Change of Control and ending 60 days following consummation of such Change of Control.
     “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Corporation, Inc., and its successors.
Section 3.2 Officers’ Certificate

     “Voting Stock” means, with respect to any specified Person as of any date, the Capital Stock of such person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.
          (n) On the Change of Control Payment Date, the Company shall be required, to the extent lawful:
          (i) accept for payment all 2014 Notes or portions of 2014 Notes properly tendered pursuant to the Change of Control Offer;
          (ii) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all 2014 Notes or portions of 2014 Notes properly tendered; and
          (iii) deliver or cause to be delivered to the Trustee the 2014 Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of 2014 Notes or portions of 2014 Notes being repurchased.
     The paying agent will promptly mail to each Holder of 2014 Notes properly tendered the purchase price for the 2014 Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any 2014 Notes surrendered; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Company will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and the third party repurchases all 2014 Notes properly tendered and not withdrawn under its offer. In addition, the Company will not repurchase any 2014 Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a Default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.
          (o) If the rating of the 2014 Notes from any one or more of the three Rating Agencies is decreased to a rating set forth in any of the immediately following tables, the interest rate on the 2014 Notes will increase from the interest rate otherwise payable on the 2014 Notes by an amount equal to the sum of the percentages set forth in the following tables opposite those ratings; provided, that only the two lowest ratings assigned to the 2014 Notes (or deemed assigned, as provided in the rules of interpretation set forth below) will be taken into account for purposes of any interest rate adjustment:

Moody's Rating	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

S&P Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%
Section 3.2 Officers’ Certificate

Fitch Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%
     If at any time the interest rate on the 2014 Notes has been adjusted upward and any of the Rating Agencies subsequently increases its rating of the 2014 Notes, the interest rate on the 2014 Notes will again be adjusted (and decreased, if appropriate) such that the interest rate on the 2014 Notes equals the interest rate otherwise payable on the 2014 Notes prior to any adjustment plus (if applicable) an amount equal to the sum of the percentages set forth opposite the ratings in the tables above with respect to the two lowest ratings assigned to the 2014 Notes (or deemed assigned) at that time, all calculated in accordance with the rules of interpretation set forth below.
     Any interest rate increase or decrease described above will take effect from the first Business Day after the rating change has occurred.
     For purposes of making adjustments to the interest rate payable on the 2014 Notes, the following rules of interpretation will apply:
          (i) if a Rating Agency has ceased to provide a rating of the 2014 Notes for any reason, that Rating Agency will be deemed to have rated the 2014 Notes at the lowest level contemplated by the table above;
          (ii) if only one of the three Rating Agencies ceases to provide a rating of the 2014 Notes for any reason, the deemed rating of that Rating Agency will be disregarded for purposes of all interest rate adjustments;
          (iii) if two of the three Rating Agencies cease to provide a rating of the 2014 Notes for any reason, the deemed rating of only one of such two Rating Agencies will be disregarded;
          (iv) if all three Rating Agencies cease to provide a rating of the 2014 Notes for any reason, the interest rate on the 2014 Notes will increase to, or remain at, as the case may be, 2.00% above the interest rate otherwise payable on the 2014 Notes prior to any adjustment;
          (v) each interest rate adjustment required by any decrease or increase in a rating by any one Rating Agency will be made independently of (and in addition to) any and all other adjustments; and
          (vi) in no event will (A) the per annum interest rate on the 2014 Notes be reduced to below the interest rate otherwise payable on the 2014 Notes prior to any adjustment or (B) the total increase in the interest rate on the 2014 Notes exceed 2.00% above the interest rate otherwise payable on the 2014 Notes prior to any adjustment.
     Promptly after any change in the interest rate on the 2014 Notes as provided above, the Company shall notify the Trustee in writing that (i) the effective date the interest rate on
Section 3.2 Officers’ Certificate

the 2014 Notes has changed in accordance with this Section A.(o); (ii) the amount of the related increase or decrease; and (iii) the new interest rate on the 2014 Notes.
     The interest rate on the 2014 Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if the 2014 Notes become rated “A3” (or its equivalent) or higher by Moody’s, “A—” (or its equivalent) or higher by S&P and “A—” (or its equivalent) by Fitch, in each case with a stable or positive outlook.
     “Rating Agency” means each of Fitch, Moody’s and S&P.
          (p) The Company shall not, and shall not permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Subsidiary of any Property that has been or is to be sold or transferred by the Company or such Subsidiary to such Person more than 180 days following the Company’s or its Subsidiary’s acquisition of such Property, with the intention of taking back a lease of such Property (a “Sale and Leaseback Transaction”) unless the terms of such sale or transfer have been determined by the Board of Directors to be fair and arm’s length and either:
          (i) within 12 months after the receipt of the proceeds of the sale or transfer, the Company or any Subsidiary apply an amount equal to the greater of the net proceeds of the sale or transfer or the fair value of such Property at the time of such sale or transfer to the prepayment or retirement (other than any mandatory prepayment or retirement) of Senior Funded Debt; or
          (ii) the Company or such Subsidiary would be entitled, at the effective date of the sale or transfer, to incur debt secured by a Lien on such Property in an amount at least equal to the Attributable Debt in respect of the Sale and Leaseback Transaction, without equally and ratably securing the 2014 Notes pursuant to Section 5.8 of the Indenture.
     The foregoing restriction in the paragraph above shall not apply to any Sale and Leaseback Transaction (i) for a term of not more than three years including renewals; or (ii) between the Company and a Subsidiary or between Subsidiaries, provided that the lessor is the Company or a wholly owned Subsidiary.
     “Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value discounted at the rate of interest implicit in the terms of the lease (as determined in good faith by the Company) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the Company’s option, be extended).
     “Funded Debt” means debt which matures more than one year from the date of creation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date or which is classified, in accordance with United States generally accepted accounting principles, as long-term debt on the consolidated balance sheet for the most recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the person for which the determination is being made. Funded Debt does not include (1) obligations created pursuant to leases, (2) any debt or portion thereof maturing by its terms within one year from the time of any computation of the amount of outstanding Funded Debt unless such debt shall be extendable or renewable at the sole option of the obligor in such manner that it may become payable more than one year from such time, or (3) any debt for which money in the amount necessary for the payment or redemption of such debt is deposited in trust either at or before the maturity date thereof.
Section 3.2 Officers’ Certificate

     “Senior Funded Debt” means all Funded Debt of the Company or its Subsidiaries (except Funded Debt, the payment of which is subordinated to the payment of the 2014 Notes).
          (q) Clause (xiii) of the definition of “Permitted Liens” in Section 1.1 of the Indenture is hereby replaced and superseded in its entirety to read as follows:
(xiii) Liens existing on July 29, 2008, or any extension, amendments, renewals, refinancings, replacements or other modifications thereto.
          (r) Clause (xviii) of the definition of “Permitted Liens” in the Indenture is hereby replaced and superseded in its entirety to read as follows:
(xviii) other Liens on Property of the Company and its Subsidiaries securing debt having an aggregate principal amount (or deemed amount, in the case of Attributable Debt) not to exceed, as of any date of incurrence of such secured debt pursuant to this clause and after giving effect to such incurrence and the application of the proceeds therefrom, the greater of (1) $500 million and (2) 15% of the Company’s Consolidated Net Tangible Assets.
          (s) Section 7.1(e) of the Indenture is hereby amended by replacing the reference to “$35 million” set forth therein with a reference to “$75 million.”
          (t) The 2014 Notes shall be entitled to the benefit of the covenants in Article V of the Indenture.
          (u) The 2014 Notes constitute senior unsecured debt obligations of the Company and rank equally in right of payment among themselves and with all other existing and future senior, unsecured and unsubordinated debt obligations of the Company.
          (v) There shall be no Events of Default other than those provided in Section 7.1 of the Indenture and the failure by the Company to comply with the provisions of clauses A.(m) or (n) hereof.
          (w) The 2014 Notes shall have additional terms and conditions as set forth in, and shall be substantially in the form of, Annex A attached hereto, with such modifications thereto as may be approved by the authorized officer or officers executing the same.
          (x) The Trustee shall be the trustee for or on behalf of the Holders of the 2014 Notes.
     B. The undersigned hereby approve the sale of $500,000,000 aggregate principal amount of 2014 Notes by the Company to the Underwriters, in accordance with and pursuant to the Underwriting Agreement at a net purchase price to the Company of 99.391% of the principal amount thereof plus accrued interest, if any from August 4, 2008, and with an initial price to the public of 99.991% of the principal amount thereof plus accrued interest, if any from August 4, 2008.
     The Indenture, as supplemented by this Officers’ Certificate, is in all respects ratified and confirmed, and this Officers’ Certificate shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.
     This Officers’ Certificate may be executed in one or more counterparts, including, without limitation, facsimile counterparts, each of which so executed shall be deemed to be an original, and shall together constitute one and the same Officers’ Certificate.
Section 3.2 Officers’ Certificate

     THIS OFFICERS’ CERTIFICATE AND THE SECURITIES SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.
(Signature Page follows)
Section 3.2 Officers’ Certificate

     IN WITNESS WHEREOF, the undersigned have hereunto executed this Officers’ Certificate as of the 4th day of August, 2008.

AUTOZONE, INC.
/s/ William T. Giles
Name:	William T. Giles
Title:	Executive Vice President and Chief Financial Officer

/s/ Charlie Pleas, III
Name:	Charlie Pleas, III
Title:	Senior Vice President and Controller

Section 3.2 Officers’ Certificate

ANNEX A
Form of 2014 Notes
Section 3.2 Officers’ Certificate